SEC Mail Processing Section

FEB 22 2012

Washington, DC
123

SECU 12010905 MISSION

ED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 67761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Generational Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14241 Dallas Parkway, Suite 700
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Sterling (214) 692-7009
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenen M. Hofstadter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Generational Capital Markets, Inc.**, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Mary Louise Curcio
Notary Public
State Of Texas
Comm Expires 07-06-2012

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Generational Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Generational Capital Markets, Inc., (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Generational Capital Markets, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 7, 2012

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	58,794
Income taxes receivable - Parent		15,843
Prepaid expenses - Parent		42,359
Prepaid expenses		25,106
TOTAL ASSETS	$	142,102

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	6,154
Accrued expenses		2,753
State taxes payable		5,073
TOTAL LIABILITIES		13,980

Stockholder's Equity

Common stock, $.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		135,000
Accumulated deficit		(7,878)
TOTAL STOCKHOLDER'S EQUITY		128,122
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	142,102

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Income
Year Ended December 31, 2011

Revenue	
Merger and acquisition services	$ 1,092,724
Interest income	19
TOTAL REVENUE	1,092,743
Expenses	
Communications	9,298
Compensation and related costs	352,347
Management fees - Parent	604,534
Occupancy and equipment	50,887
Professional fees	56,086
Regulatory fees and expenses	36,778
Other expenses	11,849
TOTAL EXPENSES	1,121,779
Net income before provision for income taxes	(29,036)
Income tax benefit - federal	(9,473)
Income taxes - state	20,424
Provision for income taxes	10,951
NET LOSS	$ (39,987)

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 31, 2010	100,000	$ 1,000	$ 70,000	$ 32,109	$ 103,109
Additional capital contributed	-	-	65,000	-	65,000
Net loss	-	-	-	(39,987)	(39,987)
Balances at December 31, 2011	100,000	$ 1,000	$135,000	$ (7,878)	$ 128,122

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (39,987)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities	
Increase in income taxes receivable - Parent	(15,843)
Increase in prepaid expenses - Parent	(8,604)
Decrease in prepaid expenses	1,300
Increase in accounts payable	3,796
Increase in accrued expenses	308
Decrease in income taxes payable	(5,050)
Increase in state taxes payable	5,073
Net cash used in operating activities	(59,007)
Cash flows from financing activities:	
Additional capital contributed	65,000
Net increase in cash	5,993
Cash at beginning of year	52,801
Cash at end of year	$ 58,794

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - federal	$ 11,420
Income taxes - state	15,351
	$ 26,771

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2011

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Generational Capital Markets, Inc. (the Company) was organized in August 2006 as a Nevada corporation. The Company is a wholly-owned subsidiary of Generational Capital, LLC (Parent). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations consist primarily in merger and acquisition services to private businesses located throughout the United States and Canada and consulting to related parties.

The Company operates pursuant to the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue Recognition

The Company records merger and acquisition revenue when earned under the respective agreements.

The Company records consulting fees during the period when the services are rendered.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Management Fees - Parent

The Company incurs management fees to its Parent primarily related to the Parent's participation in the Company's merger and acquisition activities. The fee is discretionary and recorded when the amount is incurred and authorized.

Income Taxes

Beginning with the 2011 tax year, the Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

The Company is also subject to various state income taxes.

As of December 31, 2011, open Federal tax years subject to examination include the tax years ended December 31, 2008 through December 31, 2010.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $44,814 and $5,000, respectively. The Company's net capital ratio was 0.31 to 1.

Note 3 - Related Party Transactions/Concentrations/Economic Dependency

The Company is under the control of and economically dependent on its Parent and an affiliate of the Parent, Generational Equity, LLC (GE). The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

GE provided client referrals for all of the merger and acquisition revenue earned during the year.

Note 3 - **Related Party Transactions/Concentrations/Economic Dependency (continued)**

The Parent and the Company entered into a Facilities Agreement (Agreement) effective January 1, 2008. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent may also pay certain expenses on behalf of the Company. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company on a monthly basis. In making such allocation the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. This allocation may change from month to month with the respective use and benefit of facilities or services. Expenses allocated to the Company under this Agreement during 2011, totaled $50,887, of which $44,287 was for office facilities and $6,600 was for other allocable overhead expenses. The office facilities and other overhead expenses are included in occupancy and equipment in the accompanying statement of income. The Company also reimbursed the Parent $4,305 for telephone expense incurred on behalf of the Company during 2011. The Company has prepaid the Parent a total of $42,359 at December 31, 2011 for office facilities, allocable overhead and telephone expenses in the amounts of $31,249, $7,000 and $4,110, respectively.

The Agreement is for an initial term of five years expiring December 31, 2013, unless earlier terminated. The Agreement automatically renews for successive one year terms, unless written notice is given by either party not less than thirty days prior to the expiration of the initial or any subsequent term. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company has income taxes receivable from its Parent totaling $15,843 at December 31, 2011 (See Note 4).

The Company incurred and paid its Parent $604,534 in management fees during 2011. These fees are discretionary and not determined on terms equivalent to arms-length transactions.

The Company is a participating employer in a 401k plan offered by GE. For the year ended December 31, 2011, Company matching contributions totaled $2,875. These matching contributions are recorded as compensation and related costs in the accompanying statement of income.

GENERATIONAL CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2011

Note 4 - Income Taxes

The Company incurred a tax loss for the year and made estimated tax payments for 2011. The Parent filing a federal consolidated return with the Company will utilize the Company's tax loss and tax payments made to reduce it's income tax liability. The Company has an income tax benefit – federal of $9,473 related to the Parent's utilization of its tax loss and income taxes receivable from Parent of $15,843 for this income tax benefit and the tax payments made by the Company.

The Company incurred state income taxes in various states that it is registered and conducted business.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

Beginning in January 2012, the Parent will act as common paymaster on compensation paid to employees who are employed both by the Company and Parent. There should be no financial effect related to this change.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 7, 2012, the date which the financial statements were available to be issued.

Schedule I

GENERATIONAL CAPITAL MARKETS, INC.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2011

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	128,122
Deductions and/or charges		
Non-allowable assets:		
Income taxes receivable - Parent		15,843
Prepaid expenses - Parent		42,359
Prepaid expenses		25,106
Total non-allowable assets		83,308
Net Capital	$	44,814
Aggregate indebtedness		
Accounts payable	$	6,154
Accrued expenses		2,753
State taxes payable		5,073
Total aggregate indebtedness	$	13,980
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	39,814
Ratio of aggregate indebtedness to net capital		0.31 to 1

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of December 31, 2011 (unaudited)	$	49,550
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Increase in net income - income tax benefit		10,195
Increase in non-allowable assets: income taxes receivable - Parent		(10,195)
Decrease in net income - increase in accrued expenses		(1,813)
Decrease in net income - increase in state taxes payable		(2,923)
Net capital as computed above	$	44,814

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Generational Capital Markets, Inc.

In planning and performing our audit of the financial statements of Generational Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 7, 2012

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Generational Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Generational Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Generational Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Generational Capital Markets, Inc.'s management is responsible for the Generational Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, (check issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (there were no adjustments), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, (none), noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 7, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067761 FINRA DEC
GENERATIONAL CAPITAL MARKETS INC 20*20
14241 DALLAS PKWY STE 700
DALLAS TX 75254-2937

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Sterling 214-692-7009

2. A. General Assessment (item 2e from page 2) $ 2,732

B. Less payment made with SIPC-6 filed (exclude interest) (-0-)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,732

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,732

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,732

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Generational Capital Markets Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of January, 2012.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,092,743

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

d. SIPC Net Operating Revenues $ 1,092,743

e. General Assessment @ .0025 $ 2,732

(to page 1, line 2.A.)